EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Class A Common Stock of Kura Sushi USA, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of August, 2026.

Stephens Inc.

By: /s/ Todd Ferguson
Todd Ferguson
Associate General Counsel

SI Holdings Inc.

By: /s/ Todd Ferguson
Attorney in fact

Stephens Financial Services LLC

By: /s/ Todd Ferguson
Attorney in fact

Warren A. Stephens

By: /s/ Todd Ferguson
Attorney in fact

Warren Miles Amerine Stephens 2012 Trust UID 12/27/2012

By: /s/ Todd Ferguson
Attorney in fact

John Calhoun Stephens 2012 Trust UID 12/27/2012

By: /s/ Todd Ferguson
Attorney in fact

Laura Whitaker Stephens 2012 Trust UID 12/27/2012

By: /s/ Todd Ferguson
Attorney in fact

WMAS-2012 LLC

By: /s/ Todd Ferguson
Attorney in fact

JCS-2012 LLC

By: /s/ Todd Ferguson
Attorney in fact

LWS-2012 LLC

By: /s/ Todd Ferguson
Attorney in fact

Warren Miles Amerine Stephens

By: /s/ Todd Ferguson
Attorney in fact

John Calhoun Stephens

By: /s/ Todd Ferguson
Attorney in fact

Laura Stephens Brookshire

By: /s/ Todd Ferguson
Attorney in fact